ECTEL LTD.

               NOTICE OF AN EXTRAORDINARY MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 29, 2004

     To the Shareholders of ECtel Ltd. (the "Company," "we," "our" or "us"):

     Notice is hereby given that an extraordinary meeting of shareholders of the Company (the "Meeting") will be held on Thursday, July 29, 2004, at 5:00 p.m. (Israel time) at the offices of the Company, 43 Hasivim Street, Petah Tikva, Israel, for the following purposes:

  1. Ratification of the election of each of Harel Beit-On, Eitan Naor and Rami Entin to the Board of Directors of the Company and approval of the compensation to be paid and options to be granted to Messrs. Beit-On and Entin;

  2. Election of Talia Livni as one of our external directors; and

  3. Subject to the election of Ms. Talia Livni as an external director by the Company's shareholders, approval of the compensation to be paid to her in such capacity and the grant to the Company's external directors of options to purchase Ordinary Shares of the Company.

     Shareholders of record at the close of business on June 29, 2004 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in no event later than 72 hours prior to the time set for the Meeting) in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

     Joint holders of shares should take note that, pursuant to Article 32 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share, who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share or shares, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.


                          By Order of the Board of Directors,


                          HADAR SOLOMON
                          Vice-President, General Counsel & Corporate Secretary


Petah Tikva, Israel
Date: July 7, 2004

                                 PROXY STATEMENT
                              ---------------------
                                   ECTEL LTD.
                     43 Hasivim Street, Petah Tikva, Israel

                      EXTRAORDINARY MEETING OF SHAREHOLDERS
                              ---------------------

     This Proxy Statement is furnished to the holders of Ordinary Shares, nominal value NIS 0.04 per share (the "Ordinary Shares"), of ECtel Ltd. (the "Company," "we," "our" or "us") in connection with the solicitation by the Board of Directors of proxies for use at an extraordinary meeting of shareholders of the Company (the "Meeting"), or at any adjournments thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders. The Meeting will be held on Thursday, July 29, 2004 at 5:00 p.m. (Israel time) at the offices of the Company, 43 Hasivim Street, Petah Tikva, Israel.

     The Meeting is convened for the following purposes:

  1. Ratification of the election of each of Harel Beit-On, Eitan Naor and Rami Entin to the Board of Directors of the Company and approval of the compensation to be paid and options to be granted to Messrs. Beit-On and Entin;

  2. Election of Talia Livni as one of our external directors; and

  3. Subject to the election of Ms. Talia Livni as an external director by the Company's shareholders, approval of the compensation to be paid to her in such capacity and the grant to the Company's external directors of options to purchase Ordinary Shares of the Company.

     We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.

     Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 72 hours prior to the Meeting, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above in Items 1 through 4 above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any adjournment thereof.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 29, 2004 will be entitled to vote at the Meeting. Proxy materials are being mailed to shareholders on or about July 7, 2004 and proxies will be solicited by the Company primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On June 24, 2004, the Company had outstanding 18,112,146 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Pursuant to the Company's Amended and Restated Articles of Association (in conjunction with the Nasdaq Stock Market, Inc. rules), two or more holders who hold in the aggregate at least thirty three and one third percent (33-1/3%) of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote, will constitute a quorum at the Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of June 24, 2004, concerning (i) person(s) or entity(ies) known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all directors and officers of the Company as a group:

                                                                         Shares Beneficially Owned
                                                                        ---------------------------
Name                                                                      Number         Percentage
----                                                                    ---------        ----------
Koor Industries Ltd. (1)                                                3,937,446           20.3%
ECI Telecom Ltd. (2)                                                    2,890,325           16.0%
FMR Corp. (3)                                                           2,519,066           13.9%

Royce & Associates, LLC (4)                                             1,500,200            8.3%
Clal Electronics Industries Ltd. (5)                                    1,067,556            5.9%
Directors and Executive Officers as a Group (10 persons) (6)              169,068            0.9%

------------------------

(1) Includes 369,032 Ordinary Shares and currently exercisable warrants to purchase 1,000,000 Ordinary Shares at an exercise price of $24 per share and 250,000 Ordinary Shares at an exercise price of $28 per share, held by Telrad Networks Ltd., which is a subsidiary of Koor Industries Ltd. Also includes 2,318,414 Ordinary Shares held by M.A.G.M. Chemistry Holdings Ltd., which is a subsidiary of Koor Industries Ltd. M.A.G.M. is a shareholder of ECI and received its Ordinary Shares through the distribution in May 2004 by ECI to its shareholders of Ordinary Shares held by it. Koor Industries Ltd. is an Israeli corporation whose ordinary shares are traded on the Tel Aviv Stock Exchange and whose ADRs (American Depositary Rights) are traded on the New York Stock Exchange.

(2) These Ordinary Shares have been pledged by ECI to banks to secure indebtedness under a credit facility agreement. Mr. Giora Bitan, who serves as our director and also as an officer of ECI, may be deemed to beneficially own the Ordinary Shares held by ECI by virtue of his position with ECI. However, he disclaims beneficial ownership of these Ordinary Shares. We were initially a wholly-owned subsidiary of ECI. After the completion of our initial public offering in October 1999, ECI owned approximately 74% of our Ordinary Shares. In March 2002, ECI sold 1,572,175 Ordinary Shares to institutional investors in a private placement, which reduced its interest in us to approximately 59%. In May 2004, ECI distributed 7,600,000 Ordinary Shares to its shareholders, of which approximately 550,000 Ordinary Shares, which were withheld by ECI pursuant to Israeli tax law, were placed in an irrevocable trust with instructions to sell on the Nasdaq Stock Market to reimburse the tax payable by ECI to the Israeli government, subject to the terms of the trust and applicable securities laws. The trust is the record owner of the withheld Ordinary Shares, and ECI is the sole beneficiary with respect to the proceeds of the sale of Ordinary Shares held by the trust. ECI does not have any voting rights with respect to the Ordinary Shares held in the trust.

(3) Based on a Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") in February 2004 and subsequent information provided to us. FMR Corp. owns Fidelity Management & Research Company, a registered investment adviser that manages various registered investment companies that own some of our Ordinary Shares. One such investment company is a shareholder of ECI and received Ordinary Shares through the distribution in May 2004 by ECI to its shareholders of Ordinary Shares held by it. FMR Corp. also owns Fidelity Management Trust Company, a bank that owns some of our Ordinary Shares. Edward
C. Johnson the Third and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(4) Based on a Schedule 13D filed with the SEC in February 2004, containing information as of December 31, 2003.

(5) Clal Electronics Industries Ltd. ("Clal") is a wholly owned subsidiary of Clal Industries & Investments Ltd. ("CII"). CII is controlled by IDB Development Corporation Ltd. ("IDBD"), which, in turn, is controlled by IDB Holding Corporation ("IDBH"). Clal is a shareholder of ECI and received Ordinary Shares through the distribution in May 2004 by ECI to its shareholders of Ordinary Shares held by it. In addition to Clal's holdings, based on reports received by us, we estimate that various entities within the aforesaid group beneficially own our Ordinary Shares as a result of ECI's distribution of Ordinary Shares, as follows: IDBD (7,015 Ordinary Shares); Badal Securities Ltd. ("Badal"), a wholly-owned subsidiary of IDBH (7,015 Ordinary Shares); and PEC Israel Economic Corporation ("PEC"), a wholly-owned US subsidiary of Discount Investment Corporation Ltd. ("DIC"), a company controlled by IDBD (1,167 Ordinary Shares). CII, IDBD, IDBH, Clal Insurance and DIC are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

Based on reports received by us, since May 19, 2003, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD, CII and DIC and the Chief Executive Officer of IDBH) and his sister Shelly Dankner-Bergman (who is a director of IDBH, IDBD, CII and DIC), which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, CII and DIC), which holds 10.34% of the equity of and voting power in IDBH; and
(iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat (whose son, Zvi Livnat, is a director of IDBH, IDBD and DIC and Executive Vice President of IDBH and Co-Chief Executive Officer of CII, and whose other son, Shay Livnat, is a director of IDBD and
CII), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Ms. Bergman owns approximately 4.75% of the equity and voting power of IDBH.

Based on the foregoing, IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose of: (i) with IDBD (by reason of its control of CII and Clal), CII and Clal, the Ordinary Shares held by Clal; (ii) with Badal, the Ordinary Shares held by Badal; (iii) with IDBD, the Ordinary Shares held by IDBD; (iv) with IDBD and Clal Insurance, the Ordinary Shares held by Clal Insurance; and (v) with IDBD, DIC and PEC, the Ordinary Shares held by PEC.

(6) Includes 143,067 options that are currently exercisable or that will become exercisable within 60 days after the date of this Proxy Statement. Excludes Ordinary Shares that are held by ECI and may be deemed to be beneficially owned by Mr. Giora Bitan, who serves as our director and also as an officer of ECI, by virtue of his position with ECI. Mr. Bitan disclaims beneficial ownership of such Ordinary Shares (see footnote 2 above). Also excludes an aggregate of 233,874 Ordinary Shares that are beneficially owned by Carmel V.C. Ltd. and various entities affiliated therewith, which may be deemed to be beneficially owned by Mr. Harel Beit-On, the Chairman of our Board of Directors, by virtue of his positions with such entities. Mr. Beit-On disclaims beneficial ownership of such Ordinary Shares.

                              PROPOSED RESOLUTIONS

ITEM 1 - RATIFICATION OF ELECTION OF DIRECTORS AND APPROVAL OF COMPENSATION AND GRANT OF OPTIONS

     Under the Company's Amended and Restated Articles of Association, the Company's Board of Directors shall consist of not less than three (3) nor more than fifteen (15) directors (until otherwise determined by the Company's shareholders). Those directors who are not external directors are elected by the general meeting of shareholders; however, in the event of a vacancy on the Board of Directors, the remaining members of the Board of Directors may elect directors to fill in such vacancies until the next general meeting of shareholders. During June 2004, the Board of Directors elected Harel Beit-On to serve as the chairman of our Board of Directors and Eitan Naor and Rami Entin to serve as directors, thereby filling out vacancies created on our Board of Directors. Such election of directors by the Board of Directors is subject to ratification by a meeting of shareholders held subsequent to such election. It is proposed that the election of the directors elected by the Board of Directors in June 2004 will be ratified at the Meeting.

     Certain information about the directors elected recently as described above is set forth below:

  Harel Beit-On has served as the Chairman of the Board of Directors of Tecnomatix Technologies Ltd. (NasdaqNM: TCNO) ("Tecnomatix") since December 2001 and as a director since 1999. From 1996 until February 2004, Mr. Beit-On served as Tecnomatix' Chief Executive Officer. Mr. Beit-On also served as Tecnomatix' President from 1995 until October 2002. From 1994 to 1996, Mr. Beit-On served as Tecnomatix' Chief Operating Officer. Between 1991 and 1994, Mr. Beit-On served as Tecnomatix' Executive Vice President of Sales and Engineering. From 1988 to 1991, Mr. Beit-On served as President of Tecnomatix' United States Sales and Support subsidiary. From 1985 to 1988, Mr. Beit-On served in various marketing positions with Tecnomatix. Mr. Beit-On holds a B.A. degree in Economics from the Hebrew University and an M.B.A. degree from MIT.

  Eitan Naor has served as our President and Chief Executive Officer since February 2004. Prior thereto, he worked at Amdocs Limited, where he served as Division President, OSS & Order Management Systems, from 2002 to 2004 and as Vice President, Customer Care and Billing from 1999 to 2002. From 1996 to 1999, Mr. Naor served as Vice President, Oracle Applications at Oracle Israel and from 1993 to 1996 he served as Head of Professional Services at Hewlett Packard Israel. Mr. Naor holds a B.A. degree in Economics from the Tel-Aviv University and an M.B.A. in Strategic Management from the Hebrew University in Jerusalem.

  Rami Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data, from 2001 until 2003. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin is a director of Maccabee-Dent, which is engaged in the management and operation of dental clinics, and is an external director of Solomon Holdings Ltd., an Israeli publicly traded construction company. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

     Each of the directors whose election is ratified at the Meeting will hold office until the next annual general meeting of the Company's shareholders, or such earlier time as he shall resign or be removed from the Board of Directors pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law") or the terms of the Amended and Restated Articles of Association of the Company.

     In addition, the Company's Board of Directors will propose that at the Meeting the shareholders will approve the compensation to be paid and options to be granted to Messrs. Beit-On and Entin in their capacities as Chairman of the Board of Directors and director, respectively, on terms that shall have been approved by the Company's audit committee and Board of Directors prior to the Meeting, if so approved, and presented to the shareholders at the Meeting.

     It is proposed that at the Meeting the following Resolution be adopted:

     "RESOLVED, that the election by the Company's board of directors of each of Harel Beit-On, Eitan Naor and Rami Entin to fill out vacancies created on the board of directors be, and such election of each of them is hereby ratified, and that the compensation to be paid and options to be granted to Messrs. Beit-On and Entin in their capacities as Chairman of the Board of Directors and director, respectively, on terms that have been approved by the Company's audit committee and board of directors and presented to the shareholders at this meeting be, and they hereby are, approved."

Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the ratification of the election of the foregoing persons as directors and the compensation to be paid and options to be granted to Messrs. Beit-On and Entin.

     The Board of Directors recommends a vote FOR the ratification of the election of each of the aforesaid nominees as directors and the compensation to be paid and options to be granted to Messrs. Beit-On and Entin.

ITEM 2 - ELECTION OF AN EXTERNAL DIRECTOR

     Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two "external directors." To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates," as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation.

     The external directors are required to be elected by the shareholders. The term of an external director is three years and may be extended for an additional three years. All of the external directors of a company must be members of its audit committee and each other committee of a company's Board of Directors must include at least one external director.

     One of our former external directors recently resigned from office for personal reasons and therefore only one external director, Professor Gil Epstein, currently serves on our Board of Directors. At the Meeting, shareholders will be asked to elect Ms. Talia Livni as a new external director. A brief biography of Ms. Livni is set forth below:

     Talia Livni has served as president of Naamat since 1997. From 1992 until 1996, she served as Head of the Human Resources Division of the Israeli Ministry of Defense. From 1975 until 1992, Ms. Livni served as Senior Deputy Legal Advisor to the Israeli Ministry of Defense. From 1973 until 1975, Ms. Livni served as Legal Adviser to RAFAEL Israel Armament Development Authority Ltd. Ms. Livni has served as an external director of Tecnomatix since August 2000.

     It is proposed that at the Meeting the following Resolution be adopted:

     "RESOLVED, that Ms. Talia Livni be, and she hereby is, elected as an external director of the Company for a term of three years, effective immediately."

Required Vote

     The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of "non-controlling shareholders" (as such term is defined in the Companies Law) voted on the matter (unless the total number of shares of "non-controlling shareholders" voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares).

     The Board of Directors recommends a vote FOR the election of the aforesaid nominee as an external director.

ITEM 3 - COMPENSATION OF EXTERNAL DIRECTOR AND GRANT OF OPTIONS TO EXTERNAL DIRECTORS

       Under the Companies Law, the payment of compensation and grant of options to directors requires the approvals of the audit committee, board of directors and the shareholders, in that order. The form and amount of compensation of external directors is governed by the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 2000, as amended (the "Compensation Regulations").

     Subject to the election of Ms. Livni as an external director at the Meeting, we propose to pay Ms. Livni, in accordance with Section 8A of the Compensation Regulations, the following global fee:

     (i) for each year of Ms. Livni's service as an external director of the Company during which the Company's current other external director, Professor Gil Epstein, serves in such capacity, NIS 200,000 (currently equal to approximately $44,500) (such fee being equal to the fee currently payable to Professor Gil Epstein in his capacity as an external director); and

     (ii) for each year of Ms. Livni's service as an external director of the Company after Professor Gil Epstein ceases to serve as an external director of the Company, NIS 100,000 (currently equal to approximately $22,250), payable in advance at the commencement of each year of service by Ms. Livni, without recourse if terminated during any such year of service.

     In addition, we propose to pay Ms. Livni the following fees for participation in meetings of the Board of Directors or any committee thereof during each year after Professor Gil Epstein ceases to serve as an external director of the Company:

     (i) NIS 2,000 for each meeting attended by Ms. Livni in person;

     (ii) NIS 1,200 for each meeting attended by Ms. Livni other than in person; and

     (iii) NIS 1,000 for Ms. Livni's participation in each action taken by the Board of Directors or any committee thereof without a meeting, in writing or by electronic transmission.

     In addition, we will reimburse Ms. Livni for expenses incurred by her in her capacity as an external director, in accordance with the Company's policy and the Compensation Regulations.

     Finally, we propose to grant each of Ms. Livni and Professor Epstein options to purchase 20,000 of our Ordinary Shares, with such terms (including exercise price and vesting schedule) as will be approved by the Company's audit committee and Board of Directors.

     It is proposed that at the Meeting the following Resolution be adopted:

     "RESOLVED, that the proposed compensation to be paid to Ms. Talia Livni, the Company's new external director, and the proposed grant to each of Ms. Livni and Professor Gil Epstein, the Company's other external director, of options to purchase Ordinary Shares of the Company, as approved by the Company's audit committee and Board of Directors, each as described in this Proxy Statement, are hereby approved."

Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the payment of compensation to Ms. Talia Livni and the grant to each of Ms. Livni and Professor Epstein of options to purchase Ordinary Shares.

     The Board of Directors recommends a vote FOR approval of this proposed Resolution.

                                 OTHER BUSINESS

     Other then set forth above, management knows of no business to be transacted at the Meeting but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                          By Order of the Board of Directors,


                          HADAR SOLOMON
                          Vice-President, General Counsel & Corporate Secretary


Petah Tikva, Israel
Date: July 7, 2004

                       KEEP THIS PORTION FOR YOUR RECORDS
================================================================================
                       DETACH AND RETURN THIS PORTION ONLY
================================================================================

                                   ECtel Ltd.

                                      PROXY

     The undersigned hereby appoints Mr. Eitan Naor, President and Chief Executive Officer, and Mr. Hadar Solomon, Vice President, General Counsel and Corporate Secretary, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of ECtel Ltd. (the "Company") which the undersigned is entitled to vote at the Extraordinary Meeting of Shareholders (the "Meeting") to be held at the offices of the Company, 43 Hasivim Street, Petah Tikva, Israel on Thursday, July 29, 2004 at 5:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the matters on the reverse side, which are more fully described in the Notice of An Extraordinary Meeting of Shareholders and Proxy Statement relating to the Meeting.

     This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

     The undersigned acknowledges receipt of the Notice of An Extraordinary Meeting of Shareholders and Proxy Statement relating to the Meeting.

     Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders' register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

     If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

================================================================================

                                        VOTE BY MAIL
ECtel Ltd.                              Mark, sign, and date your proxy card and
43 HASIVIM STREET                       return it in the postage-paid envelope
PETAH TIKVA, 49130                      we have provided or return it to ECtel
ISRAEL                                  Ltd., c/o ADP, 51 Mercedes Way,
                                        Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

                                      ECTEL1  KEEP THIS PORTION FOR YOUR RECORDS

================================================================================
           THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
================================================================================
ECtel Ltd.


THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

1.    Ratification of
      Election of Directors                        For  Against   Abstain

      A. Harel Beit-On (and compensation to         0      0        0
         bepaid and options to be granted to him)

      B. Eitan Naor                                 0      0        0

      C. Rami Entin (and compensation to be         0      0        0
         paidand options to be granted to him)


                                                   For  Against   Abstain

2.    Election of Ms. Talia Livni as an             0      0        0
      External Director

3.    Compensation to be paid to Ms. Talia          0      0        0
      Livni as an External Director and grant of options toeach External Director

      In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or anyadjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED


-----------------------------------------        -------------------------------
                                   |                                      |
-----------------------------------------        -------------------------------
Signature [PLEASE SIGN WITHIN BOX]  DATE         Signature (Joint Owners)  DATE
================================================================================